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                             April 28, 2021

       David Southwell
       Chief Executive Officer
       TScan Therapeutics, Inc.
       830 Winter Street
       Waltham, MA 02451

                                                        Re: TScan Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 23,
2021
                                                            File No. 333-255491

       Dear Mr. Southwell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed April 23, 2021

       Our Pipeline, page 2

   1. We note your response to our prior comment 5 and disagree with your reason for continuing to include
TSC-201 and TSC-202 in your pipeline table. The table should depict your material
product candidates, the proposed target indication and their current stage of development.
If you cannot identify the specific compound or target due to concerns of competitive
harm, please revise the table to list general indications or remove the product candidates
for which potential indications have not yet been identified. Please also advise whether the
new TSC-203 program listed in the pipeline table is affiliated with your partnership with
Novartis.
 David Southwell
FirstName   LastNameDavid Southwell
TScan Therapeutics,  Inc.
Comapany
April       NameTScan Therapeutics, Inc.
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
Our amended and restated certificate of incorporation provides that the Court of Chancery..., page 89

2. We note that the forum selection provision in your form of Amended and Restated
         Certificate of Incorporation (Exhibit 3.2) identifies the Court of Chancery of the State of
         Delaware as the exclusive forum for certain litigation, including any derivative action, and that federal district courts will serve as the exclusive forum for actions arising under the Securities Act. We also note your disclosure on pages 89 and 207 of your registration statement that the forum selection provision in your amended and restated certificate of incorporation will not apply to actions arising under the Securities Act or the Exchange
         Act or any other claim for which the federal courts have exclusive jurisdiction. Please advise whether the exclusive forum provision in your governing documents applies to actions arising under the Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
Exclusive Patent License Agreement with BWH, page 151

3. We note your response to our prior comment 12. Please expand your disclosure to include the current expiration date for the last-to-expire licensed patent right and the royalty term.
Option and Exclusive License Agreement with Qiagen, page 152

4. We note your disclosure that Qiagen exercised the Option to license your rights to patents and patent applications related to certain SARS-CoV-2 peptides. Please provide the current expiration date for the last-to-expire patent you licensed to Qiagen under the
         Qiagen Agreement.
Intellectual Property, page 155

5. We note that your response to our prior comment 18 included disclosure of five of the nine U.S. patent applications jointly owned with Qiagen and six additional U.S. patent applications referenced. If material, please expand your disclosure further to include the products the remaining five patent applications relate to, their expected expiration dates and the compositions of matter or explain to us why these patent applications are not material.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Southwell
TScan Therapeutics, Inc.
April 28, 2021
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Southwell
                                                           Division of
Corporation Finance
Comapany NameTScan Therapeutics, Inc.
                                                           Office of Life
Sciences
April 28, 2021 Page 3
cc:       Timothy H. Ehrlich, Esq.
FirstName LastName